Exhibit 99.2

Origin Agritech Limited NASDAQ GS: SEED SEPTEMBER 2007

SAFE HARBOR This presentation may contain forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this presentation are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. 2

Company Snapshot

History:	Founded in 1997 as one of the first private seed companies in China.
Business:	One of the largest, vertically integrated suppliers of hybrid crop seeds in China. Ongoing R&D focus on GM crop seed.
Location:	Beijing HQ, nationwide breeding, production, sales organization
Product Portfolio:	100+ hybrid seed products, Bt cotton gene
Employees:	Approximately 850
Capitalization:	24.7 million common shares

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FY 2007 impacted by industry transition and one-time charges. Completed $40 million financing in July 2007.  LOI for US$100 million in revenues Chinese fertilizer company. Pre-approval to sell hybrid rice seed into Vietnam. Continuing evolution towards GM.  Internal realignment plan completed. Upgraded to Nasdaq Global Select listing. RECENT EVENTS 4

HYBRID SEEDS 5 Crossbreed parents to produce higher yielding hybrid Origin makes 40,000+ new crosses for field testing every year  Hybrids considered “mules” New seeds required each season Hybrid life cycle is typically 6-8 years Replace old hybrids with new hybrids  New hybrids provide pricing power because of higher yield  Hybrid seeds are NOT genetically modified (GM)

$3.4 BILLION HYBRID SEED MARKET $1.6 billion $1.6 billion $150 million Source:  Internal Origin Study, based on Company’s premium pricing Corn      estimated 90-95% industry hybrid penetration  Rice      estimated 60-65% industry hybrid penetration  Cotton  estimated 30-35% industry hybrid penetration 6

GEOGRAPHIC PRESENCE 7

CHINA CORN & RICE PRODUCTION Units = 1,000 Tons Source:  U.S. Department of AgricultureCorn 0
20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 200,000 1975 1985 1995 2005  Rice 8

CHINA COTTON & CANOLA PRODUCTION Cotton Rapeseed Units = 1,000 Tons Source:  U.S. Department of A
griculture Cotton Canola 9 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 1975 1985 1995 2005

BUSINESS MODEL  Develop a strong seed portfolio  Devise an efficient and effective process for obtaining regulatory approvals Create robust, high quality, and expandable production Position hybrid seeds as premium priced, high tech products Create an effective distribution system Build strong marketing and customer service infrastructure   Sell Large Quantities of Hybrid Seeds to Millions of Small Farmers 10

HYBRID SEED PORTFOLIO Conventional and specialty corn, covering planting regions in the northeast, central, and southwest, and in the Yellow River, Huai River, and central area of China.  Rice hybrids consist of early, middle, and long maturing indica rice, suitable for planting in the upper, middle, and lower streams of the Yangtze River area. Conventional and insect resistant cotton hybrids, suitable for planting in the  Yangtze, Yellow, and Huai River, as well as the Xinjiang cotton regions.  Canola consists of 3 series and 2 series with erucic acid and glucinolate content lower than 1% and 35 mol/g, respectively. Suitable for winter planting in the Yangtze River region.  11

Minimum of 6 years to bring a new hybrid to market after R&D  Must obtain licenses for production and distribution Stringent regulatory review before approval Two cycles of monitored growth at five locations  Must have 8% increased in yield or higher vs. control hybrid  Must rank in the top 6 of all hybrids being tested  12 HIGHLY REGULATED INDUSTRY

RESEARCH & DEVELOPMENT Body: 10,000 sq. meter Life Science Research Center staffed by 40 full-time employees 80 hectares of research land 16 breeding stations, including 7 corn sites Research, partnering and JV agreements with leading academic institutions 15 approvals expected for 2007 34% interest in Biocentury Transgene (China) Co., Ltd 13

PROPRIETARY SEED PORTFOLIO 14 0% 1% 6% 11.5%  (Sales of proprietary seed as a % of Origin’s total sales) Introduced First  Internally Developed  Hybrid Corn Seed 10 Proprietary Corn Hybrids 6  Proprietary Rice Hybrids 2 Proprietary Canola Hybrids 15 NEW APPROVALS EXPECTED IN 2007 0 2 4 6 8 10 12 14 2003 2004 2005 9/30/2006

HYBRID SEED PRODUCTION Body: 100,000 farmers, localized in two provinces Processing facilities in Linze, Beijing, Chengdu, Changc hun, Zhengzhou and Daxing (1) First Chinese seed company to receive ISO9001:2000 certification 15 (1) Under construction, expected completion 12/07

IN-HOUSE SALES & MARKETING National distribution license 190+ people in 15 regional offices 3,200 first level distributors 60,000 second-level distributors, some retailers No distributor accounts for more than 1% of sales Exclusive regional sales rights Value-added services TV and radio broadcasts Origin News Harvest-time demonstrations 16

GM LANDSCAPE IN CHINA Approved biotech cotton in the 1990s 5.3 million hectares of Bt cotton in 2006 Currently 66% of Bt penetration for cotton Estimated 6.8 million small farmers grow Bt cotton Second country after India to profit from Bt cotton Origin owns 34% interest in Biocentury Transgene About 80% of Bt cotton in China uses Biocentury Bt gene 17

Pre-approval to sell premium rice hybrid in Vietnam Annual 14-16 million kg rice market opportunity Imports comprise 75-80% of market Similar climatic and agronomic conditions to southern China Additional corn and cotton seed opportunities INTERNATIONAL EXPANSION Origin Rice Hybrid 18 Vietnam

US$100 million in annual revenues 10% market share in Guangxi Province (population 48 million) Origin gains 5,000 distribution channels Cross-sell fertilizer into existing 3,200 first-level distributors  Smoothing of revenues Licensed to export  into Vietnam GUANGXI FORTUNELAND AGRICULTURAL  CORP. 19

CHINA TOTAL FERTILIZER CONSUMPTION  Units = 1,000 Tons Source:  U.S. Depar
tment of Agriculture 20 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 1975 1985 1995 2005

Q3 FY 2007 HIGHLIGHTS  Industry rationalization impacted Q3 FY 2007 results Competitors’ liquidation pricing Compressed margins One-time charges Expected FY 2007 revenues of US$60-$65 million Financial Position Inventory declined by US$24.1 million from 3/31/07 US$17.2 million in cash and securities Minimal long-term debt 21

Q3 FY 2007 HIGHLIGHTS ($ in millions) Revenue(1) Q3 ’06 Q3 ’07 $65.3 $58.9 Q3 ’06 Q3 ’07 $15.5 $6.8 Q3 ’06 Q3 ’07 $15.5 $4.9 Operating Income(1)(2) Net Income(1) (2)  (1)  Reflects impact of industry transition period; (2) Q3 ’07 include one-time charges of US$2.25 million 22 $52 $54 $56 $58 $60 $62 $64 $66 $68 $ 70 $0 $2 $4 $6 $8 $10 $12 $14 $16 $18 $ 20 $52 $54 $56 $58 $60 $62 $64 $66 $68 $ 70

FAVORABLE OUTLOOK  Rational market conditions expected for FY 2008 Canola orders up 27% in Q4 2007 Advances from customers higher Strong liquidi ty profile Acquisitions will impact FY 2008 results Increasing production capacity  Healthy macro-economic trends 23

SEASONED MANAGEMENT 24 Gengchen Han, Ph.D, Chairman and CEO Iowa State University Ph.D. in Plant Breeding and Cytogenetics   20 years of industry experience, including International Maize and Wheat Improvement Center and Pioneer Hi-bred International Yang Yasheng, President and COO University of Maryland graduate 15 years of industry sales & marketing experience Previously held senior positions in the Fujian government  Jeff Wang, Chief Financial Officer University of Illinois at Urbana-Champaign & Peking University 16 years of financial and investment management experience

INVESTMENT CONCLUSIONS Differentiating vertically-integrated business model Proven success in a fragmented, high-tech industry with significant barriers to entry Broad and expanding geographic footprint  Robust product portfolio and active R&D pipeline Improving market conditions, supported by healthy macro-economic trends Strong liquidity profile Establishing leadership role in GM seed technology 25

Origin Agritech Limited NASDAQ GS: SEED SEPTEMBER 2007